Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2022 and for the year ended December 31, 2021 have been derived from (i) the historical consolidated financial statements of Navios Maritime Partners L.P. (“Navios Partners”) and the historical combined financial statements of the dry bulk group of companies, a fleet of Navios Maritime Holdings Inc. (“Navios Holdings”) (the “Dry Bulk Group of Navios Holdings”) and (ii) applying to them transaction accounting adjustments based upon assumptions that management believes to be reasonable and which are described in the footnotes included hereto. The unaudited pro forma condensed combined balance sheet (“unaudited Pro Forma Condensed Combined Balance Sheet”) is presented as if the acquisition of the Dry Bulk Group of Navios Holdings had occurred on June 30, 2022. The unaudited pro forma condensed combined statements of operations (“unaudited Pro Forma Condensed Combined Statements of Operations”) for the year ended December 31, 2021 and the six month period ended June 30, 2022 are presented as if the acquisition of the Dry Bulk Group of Navios Holdings had occurred on January 1, 2021. We refer to the unaudited Pro Forma Condensed Combined Balance Sheet and the unaudited Pro Forma Condensed Combined Statements of Operations together as the “unaudited pro forma condensed combined financial information”.

Basis of Presentation

The unaudited pro forma condensed combined financial information reflect the application of transaction accounting adjustments (such as fair values of vessels, intangibles, financing liabilities) and are based upon available information and certain assumptions, described in the accompanying notes hereto, that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information has been prepared by management and are not necessarily indicative of the financial position or results of operations that would have been realized had the acquisition of the Dry Bulk Group of Navios Holdings occurred as of the dates indicated above, nor is it meant to be indicative of any anticipated financial position or future results of operations that Navios Partners or the Dry Bulk Group of Navios Holdings will experience going forward. In addition, the accompanying unaudited Pro Forma Condensed Combined Statements of Operations do not reflect any expected cost savings or restructuring actions that Navios Partners or the Dry Bulk Group of Navios Holdings expect to incur or generate.

The unaudited pro forma condensed combined financial information is based upon, has been derived from and should be read in conjunction with, the audited historical consolidated financial statements of Navios Partners for the fiscal year ended December 31, 2021, filed on Form 20-F, as filed with the SEC on April 12, 2022 and the audited historical combined financial statements of the Dry Bulk Group of Navios Holdings for the fiscal year ended December 31, 2021 included as Exhibit 99.3 to Navios Partners’ Form 6-K for the period ended September 30, 2022 filed with the SEC on December 7, 2022, the unaudited historical condensed consolidated financial statements of Navios Partners as of June 30, 2022 and for the six month period ended June 30, 2022 filed on Form 6-K, as filed with the SEC on September 13, 2022, and the unaudited historical condensed combined financial statements of the Dry Bulk Group of Navios Holdings as of June 30, 2022 and for the six month period ended June 30, 2022, included as Exhibit 99.3 to Navios Partners’ Form 6-K for the period ended September 30,2022, filed with the SEC on December 7, 2022 (in each case, prepared in accordance with U.S. GAAP).

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Certain reclassifications have been made to the historical presentation of Combined Dry Bulk Group of Navios Holdings to conform to the financial statement presentation of Navios Partners, as follows: (a) Navios Partners presents “Inventories” within “Prepaid expenses and other current assets”, while Dry Bulk Group of Navios Holdings presents “Inventories” as a separate caption in the condensed combined balance sheets. An amount of $3,338 relating to “Inventories” of Dry Bulk Group of Navios Holdings has been presented within “Prepaid Expenses and other current assets” in the unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, in order to conform to Navios Partners’ presentation; (b) Navios Partners presents separately “Current portion of financial liabilities, net” from “Current portion of long-term debt, net” and “Long-term financial liabilities, net” from “Long-term debt, net”, while Dry Bulk Group of Navios Holdings presents “Current portion of financial liabilities, net” within “Current portion of long-term debt, net” and “Long-term financial liabilities, net” within “Long-term debt, net”. An amount of $18,427 relating to “Current portion of financial liabilities, net” has been presented in “Current portion of financial liabilities, net” and an amount of $135,282 relating to “Long-term financial liabilities, net” has been presented in “Long-term financial liabilities, net” in the unaudited Pro Forma Condensed Combined Balance Sheet of Dry Bulk Group of Navios Holdings as of June 30, 2022, in order to conform to Navios Partners’ presentation; (c) Navios Partners presents “Finance lease liability, current portion” within “Current portion of financial liabilities, net” and “Finance lease liability, net of current portion” within “Long-term financial liabilities, net” while the Dry Bulk Group of Navios Holdings presents “Finance lease liability, current portion” and “Finance lease liability, net of current portion” as a separate caption in the condensed combined balance sheets. An amount of $1,900 and $15,385, relating to “Current portion of financial liabilities, net” and “Finance lease liability”, respectively, has been presented within “Current portion of financial liabilities, net” and “Long-term financial liabilities, net” in the unaudited Pro Forma Condensed Combined Balance Sheet of Dry Bulk Group of Navios Holdings, as of June 30, 2022, in order to conform to Navios Partners’ presentation; (d) Navios Partners presents vessels under finance leases within “Vessels, net”, while Dry Bulk Group of Navios Holdings presents vessels under finance leases under the caption “Finance lease assets” in the condensed combined balance sheets. An amount of $19,254 relating to “Finance lease assets” has been presented within “Vessels, net” in the unaudited Pro Forma Condensed Combined Balance Sheet of the Dry Bulk Group of Navios Holdings as of June 30, 2022, in order to conform to Navios Partners’ presentation; (e) Navios Partners presents “Tonnage Tax Expense” within “Other expenses, net”, while the Dry Bulk Group of Navios Holdings presents “Tonnage Tax Expense” as a separate caption in the condensed combined statements of operations. An amount of $98 and $39, relating to “Income Tax Expense” has been presented within “Other expense, net” in the unaudited Pro Forma Condensed Combined Statements of Operations of Dry Bulk Group of Navios Holdings for the year ended December 31, 2021 and for six month period ended June 30, 2022, respectively, in order to conform to Navios Partners’ presentation; (f) Navios Partners presents separately “Vessel operating expenses” from “Direct vessel expenses”, while the Dry Bulk Group of Navios Holdings presents “Vessel operating expenses” within “Direct vessel expenses”. An amount of $34,234 and $17,297, relating to “Vessel operating expenses” has been presented within “Vessel operating expenses” in the unaudited Pro Forma Condensed Combined Statements of Operations of Dry Bulk Group of Navios Holdings for the year ended December 31, 2021 and for six month period ended June 30, 2022, respectively, in order to conform to Navios Partners’ presentation; (g) Navios Partners presents “Allowance for credit losses” within “Other expenses, net”, while Dry Bulk Group of Navios Holdings presents “Allowance for credit losses” as a separate caption in the condensed combined statements of operations. An amount of $1,339, relating to “Allowance for credit losses” has been presented within “Other expense, net” in the unaudited Pro Forma Condensed Combined Statements of Operations of the Dry Bulk Group of Navios Holdings for the year ended December 31, 2021, in order to conform to Navios Partners’ presentation.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2022

(Expressed in thousands of U.S. dollars)

	Navios Partners	Dry Bulk Group of Navios Holdings	Other Material Transactions	Notes	Dry Bulk Group of Navios Holdings Transaction Accounting Adjustments	Notes	Pro forma Combined
ASSETS
Current assets
Cash and cash equivalents	163,362	6,818	215,250	(1)	(370,638)	(2)	14,792
Restricted cash	11,262	8,716	—		—		19,978
Vessels held for sale	—	—	—		13,965	(2)	13,965
Accounts receivable, net	41,796	7,016	—		—		48,812
Amounts due from related parties	14,722	—	—		—		14,722
Prepaid expenses and other current assets	61,588	12,395	—		—		73,983

Total current assets	292,730	34,945	215,250		(356,673)		186,252

Vessels, net	2,786,914	436,701	(66,454)	(1)	541,674	(2)	3,698,835
Deposits for vessels acquisitions	107,526	—	—		—		107,526
Other long-term assets	48,689	35,690	—		(35,690)	(2)	48,689
Deferred dry dock and special survey costs, net	83,206	24,983	(5,032)	(1)	(24,983)	(2)	78,174
Amounts due from related parties	36,302	—	—		—		36,302
Goodwill	—	56,240	—		(56,240)	(2)	—
Intangible assets	87,992	42,621	—		(26,831)	(2)	103,782
Operating lease assets	235,822	141,970	—		(96,302)	(2)	281,490

Total non-current assets	3,386,451	738,205	(71,486)		301,628		4,354,798

Total assets	3,679,181	773,150	143,764		(55,045)		4,541,050

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	29,489	5,250	—		—		34,739
Accrued expenses	16,445	2,904	—		—		19,349
Deferred revenue	24,160	5,024	—		—		29,184
Operating lease liabilities, current portion	18,729	51,745	—		(35,374)	(2)	35,100
Amounts due to related parties	—	44,795	—		—		44,795
Current portion of financial liabilities, net	84,710	18,427	—		53,533	(2)	156,670
Current portion of long-term debt, net	136,591	38,907	—		1,001	(2)	176,499

Total current liabilities	310,124	167,052	—		19,160		496,336

Operating lease liabilities, net	216,138	110,823	—		(96,838)	(2)	230,123
Unfavorable lease terms	83,055	—	—		388	(2)	83,443
Long-term financial liabilities, net	413,790	135,282	—		224,869	(2)	773,941
Long-term debt, net	652,252	145,326	—		696	(2)	798,274
Other long-term liabilities	33,272	—	—		3,533	(2)	36,805

Total non-current liabilities	1,398,507	391,431	—		132,648		1,922,586

Total liabilities	1,708,631	558,483	—		151,808		2,418,922

Commitments and contingencies
Partners’ capital/ stockholders’ equity
Partners’ capital/stockholders’ equity	1,970,550	214,667	143,764		(206,853)	(2)	2,122,128

Total partners’ capital/ stockholders’ equity	1,970,550	214,667	143,764		(206,853)		2,122,128

Total liabilities and partners’ capital/ stockholders’ equity	3,679,181	773,150	143,764		(55,045)		4,541,050

See accompanying notes to the unaudited Pro Forma Condensed Combined Financial Statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the six month period ended June 30, 2022

(Expressed in thousands of U.S. dollars, except unit data)

	Navios Partners	Dry Bulk Group of Navios Holdings	Dry Bulk Group of Navios Holdings Transaction Accounting Adjustments	Notes	Proforma Combined
Time charter and voyage revenues	$517,278	$158,691	$—		$675,969
Time charter and voyage expenses	(38,861)	(32,265)	14,900	(2)	(56,226)
Direct vessel expenses	(24,113)	(5,484)	3,828	(2)	(25,769)
Vessel operating expenses	(147,161)	(17,297)	(6,287)	(2)	(170,745)
General and administrative expenses	(28,086)	(7,497)	—		(35,583)
Depreciation and amortization of intangible assets	(84,550)	(13,072)	(14,047)	(2)	(111,669)
Amortization of unfavorable lease terms	39,426	—	—		39,426
Interest expense and finance cost, net	(27,749)	(10,427)	(10,324)	(2)	(48,500)
Interest income	24	—	—		24
Other expense, net	(2,383)	(1,659)	—		(4,042)

Net income attributable to Navios Partners’ unitholders	$203,825	$70,990	$(11,930)	(2)	$262,885

Net income attributable to Navios Partners’ common unitholders					257,627
Pro forma basic income per unit attributable to common unitholders				(3)	8.54
Pro forma basic weighted average common units					30,154,171
Pro forma diluted income per unit attributable to common unitholders				(3)	8.53
Pro forma diluted weighted average common units					30,197,087

See accompanying notes to the unaudited Pro Forma Condensed Combined Financial Statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2021

(Expressed in thousands of U.S. dollars, except unit data)

	Navios Partners	Dry Bulk Group of Navios Holdings	Other Material Transactions	Notes	Dry Bulk Group of Navios Holdings Transaction Accounting Adjustments	Notes	Pro forma Combined
Time charter and voyage revenues	$713,175	$320,973	$—		$—		$1,034,148
Time charter and voyage expenses	(36,142)	(70,581)	—		31,251	(2)	(75,472)
Direct vessel expenses	(29,259)	(8,951)	—		6,148	(2)	(32,062)
Vessel operating expenses	(191,449)	(34,234)	—		(11,957)	(2)	(237,640)
General and administrative expenses	(41,461)	(13,706)	—		—		(55,167)
Depreciation and amortization of intangible assets	(112,817)	(25,619)	—		(45,277)	(2)	(183,713)
Amortization of unfavorable lease terms	108,538	—	—		388	(2)	108,926
Gain on sale of vessels, net	33,625	—	—		—		33,625
Interest expense and finance cost, net	(42,762)	(38,255)	—		(14,073)	(2)	(95,090)
Interest income	859	—	—		—		859
Other income	289	—	—		—		289
Other expense	(9,738)	(4,420)	—		—		(14,158)
Gain on bond extinguishment	—	2,728	—		(2,728)	(2)	—
Gain on sale of vessels	—	—	143,764	(1)	—		143,764
Equity in net earnings/ (loss) of affiliated companies	80,839	—	—		—		80,839
Transaction costs	(10,439)	—	—		—		(10,439)
Bargain gain	48,015	—	—		—		48,015

Net income	511,273	127,935	143,764		(36,248)		746,274

Net loss attributable to the noncontrolling interest	4,913	—	—		—		4,913

Net income attributable to Navios Partners’ unitholders	$516,186	$127,935	$143,764		$(36,248)		$751,637

Net income attributable to Navios Partners’ common unitholders							736,604
Pro forma basic income per unit attributable to common unitholders						(3)	32.56
Pro forma basic weighted average common units							22,620,324
Pro forma diluted income per unit attributable to common unitholders						(3)	32.50
Pro forma diluted weighted average common units							22,663,240

See accompanying notes to the unaudited Pro Forma Condensed Combined Financial Statements

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Other Material Transactions

(1) Adjustments included in the column under the heading “Other Material Transactions” are adjustments for nonrecurring items (i.e. items that will not recur beyond twelve months after the acquisition) that reflect only the application of required accounting for these items, linking their effects to the historical financial information of Navios Partners. The pro forma condensed combined financial information does not include adjustments related to the scheduled debt repayments and prepayments occurring after June 30, 2022, funded through Navios Partners’ results of operations.

On September 21, 2022, Navios Partners sold the Navios Unite, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sale price of $83,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $2,620, amounted to $35,835 as of the date of the sale.

On September 12, 2022, Navios Partners sold the Navios Utmost, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sale price of $132,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $2,412, amounted to $35,651 as of the date of the sale.

As a result of the above mentioned sales of vessels, “Vessels, net” was reduced by an amount of $66,454, “Deferred dry dock and special survey costs, net” was reduced by an amount of $5,032 and “Cash and cash equivalents” was increased by an amount of $215,250 in the unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022. An aggregate gain of $143,764, related to the sale of the above mentioned vessels, was presented under the caption “Gain on sale of vessels” in the unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2021.

Cash and cash equivalents: Represents the adjustment from cash received from vessels sales.

Vessels, net: Represents the adjustment for the disposal of the net book value as a result of the vessels sales.

Deferred dry dock and special survey costs, net: Represents the adjustment for the disposal of the net book value as a result of the vessels sales

Gain on sale of vessels: Represents the adjustment for the result of the vessels sales, being the difference between the total net book value disposed and the cash received from vessels sales.

Dry Bulk Group of Navios Holdings Transaction Accounting Adjustments

On July 26, 2022, Navios Partners agreed to acquire a 36-vessel dry bulk fleet including the assumption of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments, from Navios Holdings. The fleet consists of 30 vessels (including eight vessels under sale and leaseback and ten vessels under finance leases), five operating leases and one vessel that has been classified as held for sale. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

Navios Partners performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of the 36-vessel dry bulk fleet acquired is an asset acquisition. The consideration paid amounted to $370,638 including working capital balances of $(37,016) in accordance with the share purchase agreement. The amount of net assets acquired compared to the cost of consideration resulted in an excess value of $217,161 that was allocated to qualifying assets on a relative fair value basis. The qualifying assets were the vessels held and used, leases (finance and operating lease assets) and intangible assets.

Adjustments included in the column under the heading “Dry Bulk Group of Navios Holdings Transaction Accounting Adjustments” are adjustments that reflect only the application of required accounting to the above transaction linking the effects of the acquisition of the Dry Bulk Group of Navios Holdings to the historical financial information of Navios Partners.

(2) Pro forma adjustments are necessary to reflect the cost of the acquisition exchanged and to adjust amounts related to tangible and intangible assets and liabilities of the Dry Bulk Group of Navios Holdings to reflect the assessment of the fair value of the assets acquired and liabilities assumed and is based upon reasonable estimates that are subject to revision as additional information becomes available.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Cash and cash equivalents: Represents the adjustment for the consideration paid for the acquisition of the Dry Bulk Group of Navios Holdings.

Vessel held for sale: Represents the adjustment for the classification of one vessel of the Dry Bulk Group of Navios Holdings vessels that met the criteria to be accounted as held for sale.

Vessels, net: Represents the adjustment amounted to $541,674 in order to: a) bring the carrying value of the vessels to their fair value, increased with the allocated excess value amounted in aggregate to $588,939, and b) the recognition of the vessels under finance leases following reassessment of leases transferred from Navios Holdings amounted to $389,436. Finance lease assets are measured at the same amount as the Finance Lease Liabilities, increased with the allocated excess value as well as adjusted for the straight-line effect of the liability (if any) and to reflect favorable and unfavorable terms of the lease when compared with market terms.

Other long-term assets: Other long-term assets of the Dry Bulk Group of Navios Holdings have been eliminated due to the remeasurement of the vessels acquired at fair value and the remeasurement of the finance leases.

Deferred dry dock and special survey costs, net: Deferred dry dock and special survey costs of the Dry Bulk Group of Navios Holdings have been eliminated due to the remeasurement of the vessels acquired at fair value.

Goodwill: Goodwill of the Dry Bulk Group of Navios Holdings has been eliminated due to the remeasurement of the assets that is allocated to.

Intangible assets: Intangible assets of the Dry Bulk Group of Navios Holdings have been eliminated. They have been adjusted with an amount of $15,790 to bring the carrying value of the favorable lease assets, associated with charter-out contracts, to their fair values increased with the allocated excess value.

Operating Lease Assets and Operating Lease Liabilities, including current portion: Represents the adjustment amounted to $(96,302) for operating leases to which the Dry Bulk Group of Navios Holdings is a lessee, to measure the Operating Lease Liabilities at the present value of the remaining lease payments, as if the acquired leases were a new lease of Navios Partners at the acquisition date amounted to $45,668. Operating Lease Assets are measured at the same amount as the Operating Lease Liabilities adjusted for the straight-line effect of the liability (if any), increased with the allocated excess value and the intangible assets or unfavorable lease terms deriving from charter-in contracts.

Long-Term Financial Liabilities, including current portion and deferred finance costs: Represents the fair value of financial liabilities assumed. The outstanding balance of the floating financial liabilities approximates its fair value as estimated based on currently available debt with similar contract terms, interest rate and remaining maturity, as well as taking into account Navios Partners’ creditworthiness. The financial liabilities’ deferred finance costs related to the Dry Bulk Group of Navios Holdings are eliminated. Long-term financial liabilities have been adjusted to account for the remeasurement of the leases at the present value of the remaining lease payments, including the purchase obligation to acquire the vessel at the end of the lease period.

Long-term Debt, including current portion and deferred finance costs: The debt’s deferred finance costs related to the Dry Bulk Group of Navios Holdings are eliminated to represent the fair value of the debt.

Unfavorable Lease Terms: Represents the adjustment to bring the carrying value of the unfavorable lease liabilities, associated with charter-out contracts, to their fair value.

NAVIOS MARITIME PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Other Long-Term Liabilities: Represents the adjustment for the carrying value of the acquired liabilities and transaction costs from the Dry Bulk Group of Navios Holdings.

Time charter and voyage expenses: Represents the adjustment of operating lease expense following reassessment of leases’ classification as finance lease. Time charter and voyage expenses have also been adjusted with the amortization of the allocated excess value to operating lease assets.

Direct vessel expenses: Represents the adjustment for elimination of the amortization of deferred dry dock and special survey costs of the Dry Bulk Group of Navios Holdings.

Vessel operating expenses: Represents the adjustments for vessel operating expenses of the Dry Bulk Group of Navios Holdings, following their acquisition by Navios Partners based on its management agreements with the managers.

Depreciation and amortization of intangible assets: Represents the adjustment for vessels incremental depreciation. The useful lives used to calculate the incremental depreciation are consistent with the useful lives used in the financial statements of the Navios Partners and the remaining useful lives which range from seven to 23 years. The adjustment includes respective incremental amortization of intangible assets. The lease terms used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts of up to 0.5 years.

Amortization of unfavorable lease terms: Represents the adjustment for incremental amortization of the unfavorable lease terms. The useful lives used to calculate the incremental amortization are consistent with the lease terms of the underlying charter contracts and the remaining lives of the lease terms up to 0.1 years.

Interest expense and finance cost, net: Represents the adjustment for additional interest arising from reassessed finance lease liabilities. In addition, unaudited Pro Forma Condensed Combined Statements of Operations reflects the adjustment to amortization expense of $1,919 and $942, for the year ended December 31, 2021 and the six month-period ended June 30, 2022, respectively, had the fair value of the debt deferred financing costs been eliminated as of January 1, 2021.

(3) The calculation of the pro forma basic and diluted earnings per unit attributable to the holders of Navios Partners’ Common Units is based on the pro-forma weighted average number of shares for the year ended December 31, 2021 and the six-month period ended June 30, 2022, respectively.

	For the six month period ended	For the year ended
	June 30, 2022	December 31, 2021
Numerator:
Pro forma net income	262,885	751,637

Pro Forma Net income attributable to common unit holders (basic and diluted)	257,627	736,604

Denominator:
Weighted average units outstanding	30,154,171	22,620,324
Pro forma basic weighted average units	30,154,171	22,620,324
Net income per unit, basic	8.54	32.56
Pro forma diluted weighted average units	30,197,087	22,663,240
Net income per unit, diluted	8.53	32.50